Contact

www.linkedin.com/in/kylebrown (LinkedIn)
www.consolidated.com (Other)
www.caternation.com (Company)

Top Skills

Catering
Restaurants
Management

Kyle Brown, MBA

Entrepreneur
Orlando

Summary

Co-Founder of Cater Nation, a national catering marketplace. We show people how to work less, reduce stress, get recognized and get rewarded at the same time! Co-Founder of LoCo Co-ops, a new franchise concept with a mission of saving our local communities millions of dollars by allowing them to cooperatively own last mile delivery in their town instead of relying on the national third-party companies who charge too much, provide sub-standard service and take ownership of your customer data.

Experience

Go LoCo
Co-Founder and Treasurer
January 2022 - Present (4 months)
Orlando, Florida, United States

Go LoCo is a joint venture between LoCo Co-ops and Dine.Direct. Together we develop local restaurant-owned delivery co-operatives, powered by advanced technology. The partnership will enable independent restaurants in the US to benefit from the creation of locally owned co-ops, management support and a white-label restaurant delivery platform.

LoCo Co-ops
Co-Founder / Investor
September 2019 - Present (2 years 8 months)
Orlando, Florida, United States

A franchise solution for third-party delivery that works for local restaurants/businesses by making them cooperative owners of the last mile and no longer beholden to the national services. A LoCo franchise helps keeps millions of dollars in your local community.

Cater Nation
Co-Founder and CFO
October 2009 - Present (12 years 7 months)
Orlando, Florida Area

Cater Nation, founded in 2009, is the #1 rated marketplace for drop-off business catering in the United States, according to Trustpilot. We partner with local and national restaurant and catering brands to allow ease of ordering and a single point of contact for busy working professionals. Primary users of our service are corporate administrative professionals and sales representatives with a large concentration in medical sales. Primary roles with the company include Business Development, IT and Finance/Accounting.

Consolidated Communications
Senior Financial Analyst
May 2005 - Present (17 years)

PeopleSoft Financials and telecom finance subject matter expert for Consolidated Communications based in Mattoon, IL. Expertise in General Ledger, Allocations and nVision. Member of Finance integration team for all CCI acquisitions since 2004.

Catering to Orlando, LLC
Managing Partner
February 2004 - Present (18 years 3 months)
Orlando, Florida Area

Catering to Orlando, LLC is a business entity that has an ownership interest in Cater Nation (Snap Solutions, LLC)

InfoSystems Consultants, Inc.
Consultant
May 2003 - May 2005 (2 years 1 month)
Katy, TX

Provided financial consulting to TXU Communications and later Consolidated Communications after CCI's acquisition of TXUC. Major responsibilities included serving as a team lead for GL and Allocations module for the PeopleSoft implementation of CCI onto the TXUC system.

TXU Communications
Finance Management
November 1999 - May 2003 (3 years 7 months)
Katy, TX

Served in various senior management roles including Assistant Controller, Revenue Assurance, and Financial Planning and Analysis. Played a central role in PeopleSoft version 8.4 implementation, including full responsibility for

implementing the Allocations module. TXU Communications is now part of Consolidated Communications.

Sprint
Finance Management
June 1988 - November 1999 (11 years 6 months)
Apopka, FL

Served in increasingly responsible management positions with Sprint in the Finance organization of the Local Telephone Division, previously known as United Telephone Company and today known as CenturyLink. Roles included Corporate Accounting and External Reporting and Financial Planning and Analysis. Developed system expertise in products such as Hyperion Enterprise, PeopleSoft and FOCUS. Developed an advance knowledge of FCC rules and regulations, including Part 32.

Hyperion Software
Senior Consultant
July 1997 - January 1998 (7 months)

Education

Stetson University
MBA · (1991 - 1994)

University of Florida
BSBA, Finance · (1984 - 1988)

Lincoln High School
 · (1981 - 1984)